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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)


           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           MICRONICS COMPUTERS, INC.
                           (NAME OF SUBJECT COMPANY)

                        DIAMOND MULTIMEDIA SYSTEMS, INC.
                       BOARDWALK ACQUISITION CORPORATION
                                   (BIDDERS)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   595127101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             JEFFREY D. SAPER, ESQ.
                             HOWARD S. ZEPRUN, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                    650 PAGE MILL ROAD, PALO ALTO, CA 94304
                                 (650) 493-9300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 relating to the offer by Boardwalk Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Diamond Multimedia Systems, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of Micronics Computers, Inc., a Delaware corporation (the "Company"), at a price of $2.45 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). A copy of the Offer to Purchase, as amended, is attached hereto as Exhibit (a)(1).


ITEM 1. SECURITY AND SUBJECT COMPANY


     (a) No change.



     (b) No change.



     (c) No change.


ITEM 2. IDENTITY AND BACKGROUND


     (a) through (d), (g) No change.



     (e) No change.



     (f) No change.


ITEM 3.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY


     (a) and (b) No change.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


     (a) through (c) No change.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS


     (a) through (e) No change.



     (d) No change.



     (f) and (g) No change.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY


     (a) and (b) No change.


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ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
       THE SUBJECT COMPANY'S SECURITIES


     No change except that Section 11 of the Offer to Purchase, "Background of the Offer", is hereby amended as provided in the Offer to Purchaser attached as Exhibit (a)(1) hereto.


ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED


     No change.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS


     No change.


ITEM 10. ADDITIONAL INFORMATION

     (a) None or not applicable.


     (b) and (c) No change, except that the information contained in Section 16 of the Offer to Purchase, "Certain Regulatory and Legal Matters" is hereby amended as provided in the Offer to Purchase attached hereto as Exhibit (a)(1).



     (d) No change.


     (e) None.


     (f) No change except that the Offer to Purchase attached as Exhibit (a)(1) is hereby amended as set forth above.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS


    (a)(1)            --   Offer to Purchase, as amended, dated May 15, 1998.
    (a)(2)            --   Letter of Transmittal.*
    (a)(3)            --   Letter from MacKenzie Partners, Inc., as Information Agent, to Brokers, Dealers, Commercial Banks, Trust Companies and
                           Other Nominees.*
    (a)(4)            --   Letter to Clients from Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*
    (a)(5)            --   Notice of Guaranteed Delivery.*
    (a)(6)            --   Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9.*
    (a)(7)            --   Form of Summary Announcement, as published on May 15, 1998.*
    (a)(8)            --   Press Release, as issued by Parent on May 11, 1998.*
    (b)               --   None or not applicable.
    (c)(1)            --   The Agreement and Plan of Merger, dated as of May 11, 1998, among Parent, Purchaser and the Company.*
    (c)(2)            --   Mutual Confidentiality Agreement, dated as of April 8, 1998, between Parent and the Company.*
    (d) through (f)   --   None or not applicable.


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*  Previously Filed.


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                                   SIGNATURES


     After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



     Dated: May 18, 1998

                                          DIAMOND MULTIMEDIA SYSTEMS, INC.

                                          By:   /s/ WILLIAM J. SCHROEDER
                                            ------------------------------------
                                            Name: William J. Schroeder
                                            Title: President, Chief Executive
                                              Officer
                                            and Chairman of the Board

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                                 EXHIBIT INDEX


        EXHIBIT
        -------
    (a)(1)           Offer to Purchase, as amended, dated May 15, 1998.
    (a)(2)           Letter of Transmittal.*
    (a)(3)           Letter from MacKenzie Partners, Inc., as Information Agent, to Brokers, Dealers, Commercial Banks, Trust Companies and
                     Other Nominees.*
    (a)(4)           Letter to Clients from Brokers, Dealers, Commercial Banks,
                     Trust Companies and Other Nominees.*
    (a)(5)           Notice of Guaranteed Delivery.*
    (a)(6)           Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*
    (a)(7)           Form of Summary Announcement, as published on May 15, 1998.*
    (a)(8)           Press Release, as issued by Parent on May 11, 1998.*
    (b)              None or not applicable.
    (c)(1)           The Agreement and Plan of Merger, dated as of May 11, 1998, among Parent, Purchaser and the Company.*
    (c)(2)           Mutual Confidentiality Agreement, dated as of April 8, 1998, between Parent and the Company.*
    (d) through (f)  None or not applicable.


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*  Previously filed.